ALLIS-CHALMERS ENERGY INC.
5075 Westheimer, Suite 890, Houston, TX  77056
713-369-0550  Fax: 281-768-3891

October 6, 2010
By Facsimile: (703) 813-6982
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Anne Nguyen Parker, Branch Chief

Re:	Form 10-K for the fiscal year ended December 31, 2009
Filed March 9, 2010
File No. 1-02199

Ladies and Gentlemen:

We have received your letter dated September 29, 2010 (your “Comment Letter”), addressed to Mr. Victor M. Perez, Chief Financial Officer of Allis-Chalmers Energy Inc. (“we,” “us” or “Allis-Chalmers”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to our August 24, 2010 response letter regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (our “Annual Report”) and on our most recent Definitive Proxy Statement on Schedule 14A (our “Proxy Statement”).  In response to the Staff’s comments, we are submitting this response letter to you.

For your convenience, the comments contained in your comment letter are set forth below verbatim in italicized text.  Our responses appear below in the plain text following the copies of your comments.

Form 10-K

General

1.	Please disclose in your filings the information contained in your response to prior comment one, particularly with respect to your insurance coverage and limits.

Our Response:

Allis-Chalmers confirms that it will disclose in its future filings with the SEC the information contained in Allis-Chalmers’ response to comment one in its letter to the SEC dated August 24, 2010.

* * *

Securities and Exchange Commission
October 6, 2010
Page  - 2 -

Furthermore, in accordance with the instruction set forth in your Comment Letter, we acknowledge that:

•	Allis-Chalmers is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, including our Annual Report and our Proxy Statement.

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to our filings with the SEC, including our Annual Report and our Proxy Statement.

•	Allis-Chalmers may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.

We are filing this letter today via EDGAR in compliance with the instruction set forth in your Comment Letter.

If you have any further comments, please contact the undersigned by telephone at (713) 369-0550 or by fax at (281) 768-3891.  We thank you in advance for your prompt consideration of our response.

Very truly yours, ALLIS-CHALMERS ENERGY INC.

By:	/s/ Theodore F. Pound III
Theodore F. Pound III
General Counsel and Secretary

TFP/rb/kam

cc:	Michael Karney, SEC
Henry Havre, Andrews Kurth LLP